August 28, 2025

Benjamin Sexson
Chief Executive Officer
Monogram Technologies Inc.
3913 Todd Lane
Austin, TX 78744

       Re: Monogram Technologies Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 28, 2025
           File No. 001-41707
Dear Benjamin Sexson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Dean M. Colucci, Esq.